Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines U-S AIRWAYS

Creating a Premier Global Carrier

With Substantial Benefits for Pennsylvania Region

March 26, 2013

oneworld

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to

AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

American Airlines U-S AIRWAYS

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Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of

1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

American Airlines U-S AIRWAYS

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Introducing the New American Airlines

Creates a premier global carrier

Together, American and US Airways will be better equipped to compete and win against other global carriers

Enhances value for all financial stakeholders

Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration

Offers consumers more choices and better service

A more robust global network with the ability to connect more passengers to more places

Additional investments in products and services to improve travel experience

Improved loyalty benefits by expanding opportunities to earn and redeem miles

Highly competitive for global corporate accounts

Enhanced connectivity within the oneworld® Alliance creating more options for travel and benefits both domestically and internationally

Expects to maintain all existing hubs and service to all destinations

Significant benefits for employees

Historic new precedent for labor/management partnership within airline industry

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Merger provides a path to improved compensation and benefits

Creates greater career opportunities for employees over the long term

American Airlines U-S AIRWAYS

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Our Commitment to PHL Will Not Change

US Airways is an important economic driver for the Philadelphia area

PHL remains US Airways’ satellite HQ, with approximately 6,300 employees

Since 2001, US Airways has spent approximately $1.2B in PHL improvements and awarded major construction projects to local firms

PHL ensures connections to 113 nonstop destinations (27 of those are international)

PHL is US Airways’ second largest hub and primary trans-Atlantic gateway with non-stop daily flights to Tel Aviv, Frankfurt, London, Paris, Brussels, Amsterdam, Rome, Madrid, Manchester, Zurich, Dublin and Munich with additional seasonal service added each summer to Athens, Venice, Lisbon, Glasgow, Barcelona and this year Shannon

11 new international destinations since 2005: Athens, Barcelona, Brussels, Glasgow, Halifax, Lisbon, Quebec City, Shannon, Tel Aviv, Venice, and Zurich

US Airways has grown PHL over the last year, bucking the industry trend of shrinking hubs

Grown from 78 non-stop daily departures in 2001 to 113 today

PHL now has a total of 437 daily departures

In 2012, US Airways contributed over $1 million to more than 50 local community organizations to help them meet their missions

Philadelphia is a critical part of the US Airways network and will continue to play an important role in the combined American Airlines – US Airways network

American Airlines U-S AIRWAYS

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Substantial Benefits for PHL and Pennsylvania Region

The combination will improve traffic flow through PHL

Combined airline will be largest domestic carrier

Combined networks will offer 558 daily departures, with access to 336 destinations around the world from Pennsylvania

Strong domestic foundation supports international growth

Combined network to provide PHL with increased connectivity

New American Airlines will have the most service in the eastern region

Increased presence on the East Coast will increase PHL’s importance as a hub

PHL to have access to a larger international network, including robust network in Latin America

Together, American Airlines and US Airways employ ~9,100 people in Pennsylvania, supporting long-term economic growth

Combined networks will serve 8 locations across Pennsylvania—Philadelphia, Pittsburgh, Scranton, Harrisburg, State College, Allentown-Lehigh, Erie and Williamsport

With	increased connectivity, PHL will be a key hub in the combined airline’s global network, resulting in more travel options for Pennsylvania customers

Substantial Benefits for PHL and Pennsylvania Region

PHL will benefit from increased connectivity, a broader route network, and a more competitive airline

World-Class Global Network

Diio 2013 published schedules as of January 25, 2013

Complementary Domestic Network

Diio 2013 published schedules as of January 25, 2013

Global Network Carrier

2012 Consolidated Available Seat Miles

Source: Full Year 2012 Consolidated ASMs, as reported

Southwest and others also provide competition in the marketplace

Combination will create three similarly sized, competitive global network carriers

A Stronger oneworld®

• oneworld is the preferred alliance for premium customers

• A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace

Largest Worldwide Premium US to World ASM Share Destinations BEFORE

International Premium Passengers Per Day Each

Way

Significant Benefits for Employees

• The unions for both airlines are supporting this merger because they understand the benefit of working for an airline that is better positioned to grow and compete in today’s industry

• Labor agreements will help ensure a smooth integration

• American’s pilot, flight attendant and ground employee unions and US Airways’ pilot union have agreed to terms for improved collective bargaining agreements, effective upon merger completion

• US Airways’ flight attendant union has reached a tentative agreement, which includes support for the merger

• American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• Provides employees a path to improved compensation and benefits

• Creates greater career opportunities for employees over the long term

Enhanced network and revenues support better labor contracts and greater job stability

What People are Saying

Philadelphia…

“I believe this merger would greatly benefit the thousands of local families whose livelihoods already revolve around the strength of PHL and its airlines.”

- MICHAEL NUTTER, MAYOR, CITY OF PHILADELPHIA (3/15/13)

“I believe this arrangement will strengthen operations at Philadelphia International Airport (PHL), help connect the Greater Philadelphia region with new destinations and routes, and create new opportunities for thousands of local employees.”

- ROBERT WONDERLING, GREATER PHILADELPHIA CHAMBER OF COMMERCE, PRESIDENT & CEO (3/15/13)

“A new merged airline also has the opportunity to add more direct flights from both Pittsburgh and Philadelphia which would boost the economy in each region.”

- SENATOR ROBERT CASEY (D-PA) (2/27/13)

“This is a major company with a large stake in the Philadelphia region. They are creating the largest airline in the history of the world…I think it will be really good news for Philadelphia. It will mean the US Airways hub, which is critical to our long-term economic future, will continue. I think there is a lot of good to come from this and the details we will see as time goes on.”

- TOM MORR, PRESIDENT AND CEO OF SELECT GREATER PHILADELPHIA (2/14/13)

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

What People are Saying

Product…

“American has set a real flag in the ground: relaunched domestic product, major service enhancements in terms of WiFi, new seating. Coach is always going to be coach, but certainly they’ve made a lot of enhancements.”

- CHRIS SLOAN, FOUNDER, AIRCHIVE.COM (2/14/13)

Union Leaders…

“Industry consolidation that involves AMR will bring the most value to AMR’s stakeholders and is the most rational path to creating a long-term viable and profitable company.”

- KEITH WILSON, PRESIDENT, ALLIED PILOTS ASSOCIATION (8/17/12)

“A merger…will save jobs, pensions and salaries and provide a much brighter future for American Airlines, our customers and all the airline’s employees.”

-CAPTAIN DAVE BATES, FORMER PRESIDENT, ALLIED PILOTS ASSOCIATION (4/20/12)

Industry Experts…

“An expanded AA-US would be able to add more connections between cities, thus increasing its utility and appeal to travelers — and increasing competition and consumer choice.”

-HENRY HARTEVELDT, TRAVEL INDUSTRY ANALYST, HUDSON CROSSING (8/9/12)

Media…

“One of the most obvious improvements would be an increased number of international destinations available to frequent fliers.”

- USA TODAY (2/7/13)

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Roadmap to Completion

Key conditions

• Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York

• Regulatory approvals and customary closing conditions

- Filed HSR

• Approval by US Airways shareholders

• No financing condition or consents or approvals required from labor unions

The combination is expected to be completed in the third quarter of 2013

New American Airlines Offers Substantial Benefits for All Stakeholders

Customers

• More choices, better service and enhanced travel experience across a larger worldwide network

• Unparalleled benefits through the world’s largest airline loyalty program

• Improved opportunities to earn and redeem miles across the combined network

Communities

• Expects to maintain all hubs currently served by both airlines

• Communities will benefit from job and economic growth

• Enhances service and single-carrier access to a global network

• Leading alternative for global corporate accounts

Employees

• Historic new precedent for labor/management partnership within airline industry

• American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• Provides employees a path to competitive compensation and benefits

• Creates greater career opportunities for employees over long term

Shareholders and Stakeholders

• Substantial synergies and significant upside potential drive superior value